UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: January 3, 2011

Exhibit 99.1

Vimicro Announces Business Restructuring

Divests Non-Core Businesses and Unused Assets to Improve Profitability

Beijing, China — December 31, 2010 — Vimicro International Corporation (Nasdaq: VIMC) (“Vimicro” or the “Company”), a leading multimedia semiconductor and solution provider, today announced it has entered into definitive business restructuring agreements to divest certain non-core business lines and land use rights as part of its previously announced cost control initiatives. The Company expects this divestiture of loss generating businesses and undeveloped assets to improve its operating performance and financial strength, further enabling Vimicro to focus resources on its new growing surveillance business.

Under the terms of the agreement, Vimicro will divest the non-core businesses and associated land use rights. Dr. Xiaodong (Dave) Yang, a director and the former Chief Technology Officer of the Company, will take over the divested businesses and assets. The non-core businesses include analog integrated circuit, MP4, advanced multimedia and Bluetooth products. Based on an independent third-party valuation, Vimicro will receive $1.6 million from Vimicro Management Foundation (“VMF”), managed by Dr. Yang, for the transfer of these non-core businesses. Additionally, Vimicro will receive $11.1 million from VMF for its land use rights in Jiangsu, Shenzhen and Shanghai to recover the original cash use in purchasing these rights. Vimico will hold 5% equity interest in the new non-core business entity.

The Company’s audit committee and a special independent committee, each comprised entirely of independent directors, have approved the transactions and transactional agreements. The board of directors and its committees considered, among other things, the advice from external advisors, including third party valuation and legal counsels to assess the transactions for the best interests of shareholders. In addition, the completion of the transactions will be subject to the necessary approvals from local governmental authorities in China.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

About Vimicro Management Foundation (“VMF”)

VMF is a stand-alone entity established in Beijing (“Beijing Zhongxing Tianshi Investment Center”) in 2008 by Dr. Xiaodong (Dave) Yang, Dr. Zhonghan (John) Deng and Zhaowei (Kevin) Jin as limited partners for investment, charity and consulting. Under VMF, Beijing Zhongxing Tianshi Consulting Company, where Dr. Xiaodong (Dave) Yang serves as general manager and chairman, will conduct the business restructuring agreements and work with local government authorities in China.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

For further information about Vimicro, please contact:

Jack Guo

Phone: +86-10-6894-8888 ext. 7379

Email: jackguo@vimicro.com

Leanne K. Sievers

Phone: +1-949-224-3874

Email: lsievers@sheltongroup.com

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